EXHIBIT 99

RISK FACTORS

The following factors, among others, could cause actual results to differ materially from those contained in forward-looking statements made in the Annual Report on Form 10-K to which this document is an exhibit and presented elsewhere by management from time to time. Such factors, among others, may have a material adverse effect on our business, financial condition, and results of operations and you should carefully consider them. It is not possible to predict or identify all such factors. Consequently, you should not consider any such list to be a complete statement of all our potential risks or uncertainties. Because of these and other factors, past performance should not be considered an indication of future performance.

Risks Relating to Our Business

Application of and/or changes in state and federal regulations may adversely affect our business, financial condition and results of operations. As a holding company, we are dependent on dividends from our subsidiaries. Our regulated subsidiaries are subject to state regulations, including restrictions on the payment of dividends and maintenance of minimum levels of capital.

Our insurance and health maintenance organization, or HMO, subsidiaries are subject to extensive regulation and supervision by the insurance or HMO regulatory authorities of each state in which they are licensed or authorized to do business, as well as to regulation by federal and local agencies. We cannot assure you that future regulatory action by state insurance or HMO authorities will not have a material adverse effect on the profitability or marketability of our health benefits or managed care products or on our business, financial condition and results of operations. In addition, because of our participation in government-sponsored programs such as Medicare and Medicaid, changes in government regulations or policy with respect to, among other things, reimbursement levels, could also adversely affect the business, financial condition and results of operations. In addition, we cannot assure you that application of the federal and/or state tax regulatory regime that currently applies to us will not, or future tax regulation by either federal and/or state governmental authorities concerning us could not, have a material adverse effect on our business, operations or financial condition.

In December 2000, the Department of Health and Human Services, known as HHS, promulgated certain regulations under the Health Insurance Portability and Accountability Act of 1996, or HIPAA, related to the privacy of individually identifiable health information, or confidential health information. The new regulations require health plans, clearinghouses and providers to: comply with various requirements and restrictions related to the use, storage and disclosure of confidential health information; adopt rigorous internal procedures to protect confidential health information; and enter into specific written agreements with business associates to whom confidential health information is disclosed. These regulations do not preempt more stringent state laws and regulations that may apply to us. On February 20, 2003, HHS published the final regulation addressing security requirements to be met regarding accessibility of confidential health information. Health plans (other than small health plans) have until April 20, 2005 to comply with these new security standards. We are currently assessing the impact of this new regulation and believe the costs could be material.

State legislatures and Congress continue to focus on health care issues. From time to time, Congress has considered various forms of Patients’ Bill of Rights legislation which, if adopted, could fundamentally alter the treatment of coverage decisions under the Employee Retirement Income Security Act of 1974, or ERISA. Additionally, there recently have been legislative attempts to limit ERISA’s preemptive effect on state laws. If adopted, such limitations could increase our liability exposure and could permit greater state regulation of our operations. Other proposed bills and regulations at state and federal levels may impact certain aspects of our business, including provider contracting, claims payments and processing and confidentiality of health information. While we cannot predict if any of these initiatives will ultimately become effective or, if enacted, what their terms will be, their enactment could increase our costs, expose us to expanded liability or require us to revise the ways in which we conduct business. Further, as we continue to implement our e-business initiatives, uncertainty surrounding the regulatory authority, and requirements in this area may make it difficult to ensure compliance.

We are a holding company whose assets include all of the outstanding shares of common stock of our licensed insurance company and HMO subsidiaries. As a holding company, we depend on dividends from our subsidiaries and their receipt of dividends from our other regulated subsidiaries. Among other restrictions, state insurance and HMO laws may restrict the ability of our regulated subsidiaries to pay dividends. Our ability to pay dividends in the future to our shareholders and meet our obligations, including paying operating expenses and debt service on our outstanding and future indebtedness, will depend upon the receipt of dividends from our subsidiaries. An inability of our subsidiaries to pay dividends in the future in an amount sufficient for us to meet our financial obligations may materially adversely affect our business, financial condition and results of operations.

Most of our insurance and HMO subsidiaries are subject to risk-based capital, known as RBC, standards, imposed by their states of domicile. These laws are based on the RBC Model Act adopted by the National Association of Insurance Commissioners, or NAIC, and require our regulated subsidiaries to report their results of risk-based capital calculations to the departments of insurance and the NAIC. Failure to maintain the minimum RBC standards could subject our regulated subsidiaries to corrective action, including state supervision or liquidation. Our insurance and HMO subsidiaries are currently in compliance with the risk-based capital or other similar requirements imposed by their respective states of domicile.

Our inability to contain health care costs, efficiently implement increases in premium rates, maintain adequate reserves for policy benefits, maintain our current provider agreements or avoid a downgrade in our ratings may adversely affect our business, financial condition and results of operations.

Our profitability depends in large part on accurately predicting health care costs and on our ability to manage future health care costs through underwriting criteria, medical management, product design and negotiation of favorable provider contracts. The aging of the population and other demographic characteristics and advances in medical technology continue to contribute to rising health care costs. Government-imposed limitations on Medicare and Medicaid reimbursement have also caused the private sector to bear a greater share of increasing health care costs. Changes in health care practices, inflation, new technologies, the cost of prescription drugs, clusters of high cost cases, changes in the regulatory environment and numerous other factors affecting the cost of health care may adversely affect our ability to predict and manage health care costs, as well as our business, financial condition and results of operations.

In addition to the challenge of managing health care costs, we face pressure to contain premium rates. Our customer contracts may be subject to renegotiation as customers seek to contain their costs. Alternatively, our customers may move to a competitor to obtain more favorable premiums. Fiscal concerns regarding the continued viability of programs such as Medicare and Medicaid may cause decreasing reimbursement rates for government-sponsored programs in which we participate. A limitation on our ability to increase or maintain our premium levels could adversely affect our business, financial condition and results of operations.

The reserves we establish for health insurance policy benefits and other contractual rights and benefits are based upon assumptions concerning a number of factors, including trends in health care costs, expenses, general economic conditions and other factors. Actual experience will likely differ from assumed experience, and to the extent the actual claims experience is less favorable than estimated based on our underlying assumptions, our incurred losses would increase and future earnings could be adversely affected.

Our profitability is dependent upon our ability to contract on favorable terms with hospitals, physicians and other health care providers. The failure to maintain or to secure new cost-effective health care provider contracts may result in a loss in membership or higher medical costs. In addition, our inability to contract with providers, or the inability of providers to provide adequate care, could adversely affect our business.

Claims-paying ability and financial strength ratings by recognized rating organizations have become an increasingly important factor in establishing the competitive position of insurance companies and health benefits companies. Rating organizations continue to review the financial performance and condition of insurers. Each of the rating agencies reviews its ratings periodically and there can be no assurance that current ratings will be maintained in the future. We believe our strong ratings are an important factor in marketing our products to our customers, since ratings information is broadly disseminated and generally used throughout the industry. If our ratings are downgraded or placed under surveillance or review, with possible negative implications, the downgrade, surveillance or review could adversely affect our business, financial condition and results of operations. Our ratings reflect each rating agency’s opinion of our financial strength, operating performance and ability to meet our obligations to policyholders, and are not evaluations directed toward the protection of investors in our common stock and should not be relied upon when making a decision on how to vote at the meetings.

We face risks related to litigation.

We are, or may be, in the future a party to a variety of legal actions that affect any business, such as employment and employment discrimination-related suits, employee benefit claims, breach of contract actions, tort claims and intellectual property-related litigation. In addition, because of the nature of our business, we are subject to a variety of legal actions relating to our business operations, including the design, management and offering of our products and services. These could include: claims relating to the denial of health care benefits; medical malpractice actions; allegations of anti-competitive and unfair business activities; provider disputes over compensation and termination of provider contracts; disputes related to self-funded business; disputes over co-payment calculations; claims related to the failure to disclose certain business practices; and claims relating to customer audits and contract performance.

A number of class action lawsuits have been filed against us and certain of our competitors in the managed care business. The suits are purported class actions on behalf of certain of our managed care members and network providers for alleged breaches of various state and federal laws. While we intend to defend these suits vigorously, we will incur expenses in the defense of these suits and cannot predict their outcome.

Recent court decisions and legislative activity may increase our exposure for any of these types of claims. In some cases, substantial non-economic, treble or punitive damages may be sought. We currently have insurance coverage for some of these potential liabilities. Other potential liabilities may not be covered by insurance, insurers may dispute coverage or the amount of insurance may not be enough to cover the damages awarded. In addition, certain types of damages, such as punitive damages, may not be covered by insurance, and insurance coverage for all or certain forms of liability may become unavailable or prohibitively expensive in the future.

A reduction in the enrollment in our health benefits programs could have an adverse effect on our business and profitability. The health benefits industry is subject to negative publicity, which can adversely affect our profitability. Additionally, we face significant competition from other health benefits companies.

A reduction in the number of enrollees in our health benefits programs could adversely affect our business, financial condition and results of operations. Factors that could contribute to a reduction in enrollment include: failure to obtain new customers or retain existing customers; premium increases and benefit changes; our exit from a specific market; reductions in workforce by existing customers; negative publicity and news coverage; failure to attain or maintain nationally recognized accreditations; and general economic downturn that results in business failures.

The health benefits industry is subject to negative publicity. Negative publicity may result in increased regulation and legislative review of industry practices, which may further increase our costs of doing business and adversely affect our profitability by: adversely affecting our ability to market our products and services; requiring us to change our products and services; or increasing the regulatory burdens under which we operate.

In addition, as long as we use the Blue Cross and Blue Shield names and marks in marketing our health benefits products and services, any negative publicity concerning the Blue Cross Blue Shield Association or other Blue Cross Blue Shield Association licensees may adversely affect us and the sale of our health benefits products and services.

As a health benefits company, we operate in a highly competitive environment and in an industry that is currently subject to significant changes from business consolidations, new strategic alliances, legislative reform, aggressive marketing practices by other health benefits organizations and market pressures brought about by an informed and organized customer base, particularly among large employers. This environment has produced and will likely continue to produce significant pressures on the profitability of health benefits companies. In addition, the Gramm-Leach-Bliley Act, which gives banks and other financial institutions the ability to affiliate with insurance companies, could result in new competitors with significant financial resources entering our markets. We cannot assure you that we will be able to compete successfully against current and future competitors or that competitive pressures faced by us will not materially and adversely affect our business, financial condition and results of operations.

Regional concentrations of our business may subject us to economic downturns in those regions.

Our business operations include or consist of regional companies located in the Midwest, East and West with most of our revenues generated in the states of Indiana, Kentucky, Ohio, Connecticut, New Hampshire, Maine, Colorado, Nevada and Virginia. Due to this concentration of business in a small number of states, we are exposed to potential losses resulting from the risk of an economic downturn in these states. If economic conditions in these states deteriorate, we may experience a reduction in existing and new business, which may have a material adverse effect on our business, financial condition and results of operations.

We have built a significant portion of their current businesses through mergers and acquisitions and we expect to pursue acquisitions in the future. The following are some of the risks associated with acquisitions that could have a material adverse effect on our business, financial condition and results of operations:

•	some of the acquired businesses may not achieve anticipated revenues, earnings or cash flow;

•	we may assume liabilities that were not disclosed to us;

•	we may be unable to integrate acquired businesses successfully and realize anticipated economic, operational and other benefits in a timely manner, which could result in substantial costs and delays or other operational, technical or financial problems;

•	acquisitions could disrupt our ongoing business, distract management, divert resources and make it difficult to maintain our current business standards, controls and procedures;

•	we may finance future acquisitions by issuing common stock for some or all of the purchase price, which could dilute the ownership interests of our shareholders;

•	we may also incur additional debt related to future acquisitions; and

•	we would be competing with other firms, some of which may have greater financial and other resources, to acquire attractive companies.

Our investment portfolios are subject to varying economic and market conditions, as well as regulation. As Medicare fiscal intermediaries, we are subject to complex regulations. If we fail to comply with these regulations, we may be exposed to criminal sanctions and significant civil penalties. Moreover, we are using the Blue Cross and Blue Shield names and marks as identifiers for our products and services under licenses from the Blue Cross Blue Shield Association. The termination of these license agreements could adversely affect our business, financial condition and results of operations.

The market value of our investments varies from time to time depending on economic and market conditions. For various reasons, we may sell certain of our investments at prices that are less than the carrying value of the investments. In addition, in periods of declining interest rates, bond calls and mortgage loan prepayments generally increase, resulting in the reinvestment of these funds at the then lower market rates. We cannot assure you that our investment portfolios will produce positive returns in future periods. Our regulated subsidiaries are subject to state laws and regulations that require diversification of our investment portfolios and limit the amount of investments in certain riskier investment categories, such as below-investment-grade fixed income securities, mortgage loans, real estate and equity investments, which could generate higher returns on our investments. Failure to comply with these laws and regulations might cause investments exceeding regulatory limitations to be treated as non-admitted assets for purposes of measuring statutory surplus and risk-based capital, and, in some instances, require the sale of those investments.

Like a number of other Blue Cross and Blue Shield companies, we serve as a fiscal intermediary for the Medicare program, which generally provides coverage for persons who are 65 or older and for persons with end-stage renal disease. Part A of the Medicare program provides coverage for services provided by hospitals, skilled nursing facilities and other health care facilities. Part B of the Medicare program provides coverage for services provided by physicians, physical and occupational therapists and other professional providers. As a fiscal intermediary, we receive reimbursement for certain costs and expenditures, which is subject to adjustment upon audit by the Federal Centers for Medicare and Medicaid Services, or CMS, formerly the Health Care Financing Administration, or HCFA. The laws and regulations governing fiscal intermediaries for the Medicare program are complex, subject to interpretation and can expose a fiscal intermediary to penalties for non-compliance. Fiscal intermediaries may be subject to criminal fines, civil penalties or other sanctions as a result of such audits or reviews. While we believe that they are in compliance in all material respects with the regulations governing fiscal intermediaries, there are ongoing reviews by the federal government of our activities under certain of our Medicare fiscal intermediary contracts. One of our subsidiaries, AdminaStar Federal, Inc., has received several subpoenas from the OIG, Health and Human Services, and from the U.S. Department of Justice seeking documents and information concerning its responsibilities as a Medicare Part B contractor in its Kentucky office, and requesting certain financial records from AdminaStar Federal, Inc. and from Anthem related to Anthem’s Medicare fiscal intermediary Part A and Part B operations.

We are a party to license agreements with the Blue Cross Blue Shield Association that entitle us to the exclusive use of the Blue Cross and Blue Shield names and marks in our geographic territories. The license agreements contain certain requirements and restrictions regarding our operations and our use of the Blue Cross and Blue Shield names and marks, including: minimum capital and liquidity requirements; enrollment and customer service performance requirements; participation in programs that provide portability of membership between plans; disclosures to the Blue Cross Blue Shield Association relating to enrollment and financial conditions; disclosures as to the structure of the Blue Cross and Blue Shield system in contracts with third parties and in public statements; plan governance requirements; a requirement that at least 80% of a licensee’s annual combined net revenue attributable to health benefits plans within its service area must be sold, marketed, administered or underwritten under the Blue Cross and Blue Shield names and marks; a requirement that neither a plan nor any of its licensed affiliates may permit an entity other than a plan or a licensed affiliate to obtain control of the plan or the licensed affiliate or to acquire a substantial portion of its assets related to licensable services; a requirement that we guarantee the contractual and financial obligations of our licensed affiliates; and a requirement that we indemnify the Blue Cross Blue Shield Association against any claims asserted against it resulting from the contractual and financial obligations of any subsidiary that serves as a fiscal intermediary providing administrative services for Medicare Parts A and B. We believe that we and our licensed affiliates are currently in compliance with these standards.

Upon the occurrence of an event causing termination of the license agreements, we would no longer have the right to use the Blue Cross and Blue Shield names and marks in one or more of our geographic territories. Furthermore, the Blue Cross Blue Shield Association would be free to issue a license to use the Blue Cross and Blue Shield names and marks in these states to another entity. Events that could cause the termination of a license agreement with the Blue Cross Blue Shield Association include failure to comply with minimum capital requirements imposed by the Blue Cross Blue Shield Association, a change of control or violation of the Blue Cross Blue Shield Association ownership limitations on our capital stock, impending financial insolvency, the appointment of a trustee or receiver or the commencement of any action against a licensee seeking its dissolution. We believe that the Blue Cross and Blue Shield names and marks are valuable identifiers of our products and services in the marketplace. Accordingly, termination of the license agreements could have a material adverse effect on our business, financial condition and results of operations.

The failure to effectively maintain and modernize our operations in an Internet environment could adversely affect our business.

Our business depends significantly on effective information systems, and we have many different information systems for our various businesses. Our information systems require an ongoing commitment of significant resources to maintain and enhance existing systems and develop new systems in order to keep pace with continuing changes in information processing technology, evolving industry and regulatory standards, and changing customer preferences. For example, HIPAA’s administrative simplification provisions and the Department of Labor’s claim processing regulations have required and will continue to require significant changes to current systems. In addition, we may from time to time obtain significant portions of our systems-related or other services or facilities from independent third parties, which may make our operations vulnerable to such third parties’ failure to perform adequately. As a result of our merger and acquisition activities, we have acquired additional systems. Our failure to maintain effective and efficient information systems, or our failure to efficiently and effectively consolidate our information systems to eliminate redundant or obsolete applications, could have a material adverse effect on our business, financial condition and results of operations.

Also, like many of our competitors in the health benefits industry, our vision for the future includes becoming a premier e-business organization by modernizing interactions with customers, brokers, agents, employees and other stakeholders through web-enabling technology and redesigning internal operations. We are developing our e-business strategy with the goal of becoming widely regarded as an e-business leader in the health benefits industry. The strategy includes not only sales and distribution of health benefits products on the Internet, but also implementation of advanced self-service capabilities benefiting customers, agents, brokers, partners and employees. There can be no assurance that we will be able to realize successfully our e-business vision or integrate e-business operations with our current method of operations. The failure to develop successful e-business capabilities could result in competitive and cost disadvantages to us as compared to our competitors.

Indiana law, and other applicable laws, and Anthem’s articles of incorporation and bylaws, may prevent or discourage takeovers and business combinations that our current shareholders might consider in their best interests.

Indiana law and our articles of incorporation and bylaws may delay, defer, prevent or render more difficult a takeover attempt that our shareholders might consider in their best interests. For instance, they may prevent our shareholders from receiving the benefit from any premium to the market price of our common stock offered by a bidder in a takeover context. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common stock if they are viewed as discouraging takeover attempts in the future.

We are regulated as an insurance holding company and will be subject to the insurance holding company acts of the states in which our insurance company subsidiaries are domiciled, as well as similar provisions included in the health statutes and regulations of certain states where these subsidiaries are regulated as managed care companies or HMOs. The insurance holding company acts and regulations and these similar health provisions restrict the ability of any person to obtain control of an insurance company or HMO without prior regulatory approval. Under those statutes and regulations, without such approval (or an exemption), no person may acquire any voting security of a domestic insurance company or HMO, or an insurance holding company which controls an insurance company or HMO, or merge with such a holding company, if as a result of such transaction such person would “control” the insurance holding company, insurance company or HMO. “Control” is generally defined as the direct or indirect power to direct or cause the direction of the management and policies of a person and is presumed to exist if a person directly or indirectly owns or controls 10% or more of the voting securities of another person.

In addition to the restrictions described above, under the Indiana demutualization law, for a period of five years following November 2, 2001, the effective date of our demutualization, no person may acquire beneficial ownership of 5% or more of the outstanding shares of our common stock without the prior approval of the Indiana Insurance Commissioner and our board of directors. Any of our shares acquired in violation of this restriction that constitute 5% or more of the outstanding shares of our common stock immediately after the merger without the prior approval of the Indiana Insurance Commissioner and our board of directors, may not be voted at any shareholders’ meeting. This restriction does not apply to acquisitions made by the Company or made pursuant to an employee benefit plan or employee benefit trust sponsored by the Company. The Indiana Insurance Commissioner has adopted rules under which passive institutional investors could purchase 5% or more but less than 10% of our outstanding common stock with the prior approval of our board of directors and prior notice to the Indiana Insurance Commissioner.

Our articles of incorporation restrict the beneficial ownership of its capital stock in excess of specific ownership limits. The ownership limits restrict beneficial ownership of our voting capital stock to less than 10% for institutional investors and less than 5% for noninstitutional investors, both as defined in our articles of incorporation. Additionally, no person may beneficially own shares of our common stock representing a 20% or more ownership interest in the Company. These restrictions are intended to ensure our compliance with the terms of its licenses with the Blue Cross Blue Shield Association. By agreement between the Company and the Blue Cross Blue Shield Association, these ownership limits may be increased. our articles of incorporation prohibit ownership of our capital stock beyond these ownership limits without prior approval of a majority of our continuing directors (as defined in our articles of incorporation).

Certain other provisions included in our articles of incorporation and bylaws may also have anti-takeover effects and may delay, defer or prevent a takeover attempt that our shareholders might consider in their best interests. In particular, our articles of incorporation and bylaws: permit our board of directors to issue one or more series of preferred stock; divide our board of directors into three classes serving staggered three-year terms; restrict the maximum number of directors; limit the ability of shareholders to remove directors; impose restrictions on shareholders’ ability to fill vacancies on our board of directors; prohibit shareholders from calling special meetings of shareholders; impose advance notice requirements for shareholder proposals and nominations of directors to be considered at meetings of shareholders; and impose restrictions on shareholders’ ability to amend our articles of incorporation and bylaws.

We have substantial indebtedness outstanding and may incur additional indebtedness in the future. As a holding company, we are not able to repay our indebtedness except through dividends from subsidiaries, some of which are restricted in their ability under applicable insurance law to pay such dividends. Such indebtedness could also adversely affect our ability to pursue desirable business opportunities.

We have substantial indebtedness outstanding and have available borrowing capacity under our amended and restated credit facilities of up to $1.0 billion. We may also incur additional indebtedness in the future, including issuing debt securities of up to $1.0 billion pursuant to a shelf registration filed on December 18, 2002 with the Securities and Exchange Commission.

Our current debt service obligations require us to use a portion of our cash flow to pay interest and principal on debt instead of for other corporate purposes, including funding future expansion. If our cash flow and capital resources are insufficient to service our debt obligations, we may be forced to seek extraordinary dividends from our subsidiaries, sell assets, seek additional equity or debt capital or restructure our debt. However, these measures might be unsuccessful or inadequate in permitting us to meet scheduled debt service obligations.

As a holding company, we have no operations and are dependent on dividends from our subsidiaries for cash to fund our debt service and other corporate needs. State insurance laws restrict the ability of our regulated subsidiaries to pay dividends. Indebtedness could also limit our ability to pursue desirable business opportunities, and may affect our ability to maintain an investment grade rating for our indebtedness.

We may also incur future debt obligations that might subject us to restrictive covenants that could affect our financial and operational flexibility. Our breach or failure to comply with any of these covenants could result in a default under our credit agreements. If we default under our credit agreements, the lenders could cease to make further extensions of credit or cause all of our outstanding debt obligations under our credit agreements to become immediately due and payable, together with accrued and unpaid interest. If the indebtedness under the notes or credit agreements is accelerated, we may be unable to repay or finance the amounts due.

Risks Relating to the Merger with WellPoint Health Networks Inc.

Anthem and WellPoint may experience difficulties in integrating their businesses, which could cause the combined company to lose many of the anticipated potential benefits of the merger.

We have entered into the merger agreement because we believe that the merger will be beneficial to our companies. Achieving the anticipated benefits of the merger will depend in part upon whether our two companies integrate our businesses in an efficient and effective manner. In particular, the successful combination of Anthem and WellPoint will depend on the integration of our respective businesses. We may not be able to accomplish this integration process smoothly or successfully. The necessity of coordinating geographically separated organizations and addressing possible differences in corporate cultures and management philosophies may increase the difficulties of integration. The integration of certain operations following the merger will require the dedication of significant management resources, which may temporarily distract management’s attention from our day-to-day business. Employee uncertainty and lack of focus during the integration process may also disrupt our business. Any inability of our management to integrate successfully the operations of our two companies could have a material adverse effect on our business, results of operations and financial condition.

Anthem will incur additional indebtedness to pay a portion of the merger consideration to WellPoint’s stockholders and we may incur additional indebtedness in the future. We will not be able to repay its indebtedness except through dividends from its subsidiaries, some of which are restricted in their ability under applicable insurance and other laws to pay such dividends. Such indebtedness could also adversely affect our ability to pursue desirable business opportunities.

Anthem currently intends to incur up to approximately $3.2 billion in debt to finance a portion of the cash payments to be made to WellPoint’s stockholders in the merger and the transaction costs associated with this proposed transaction. Anthem may also incur additional indebtedness in the future for other corporate purposes. As a holding company, we will have no operations and will be dependent on dividends from our subsidiaries for cash to fund its debt service and other corporate needs. State insurance and other laws will restrict the ability of our regulated subsidiaries to pay dividends. Anthem’s indebtedness could also limit our ability to pursue desirable business opportunities, and may affect our ability to maintain an investment grade rating for our indebtedness.